UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-41834

GLOBAL MOFY AI LIMITED

No. 102, 1st Floor, No. A12, Xidian Memory Cultural and Creative Town

Gaobeidian Township, Chaoyang District, Beijing

People’s Republic of China, 100000

+86-10-64376636

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

As previously reported on the Report on Form 6-K filed with the Securities and Exchange Commission on November 2, 2026, on October 30, 2026, Global Mofy AI Limited, an exempted company incorporated and registered under the laws of the Cayman Islands (the “Company”), entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain investors (the “Investors”) for a self-underwritten registered direct offering (the “Offering”) of 45,000,000 Class A ordinary shares, par value US$0.0015 each of the Company (“Class A Ordinary Shares”), at an offering price of US$0.22 per Class A Ordinary Share.

On November 6, 2026, the Offering was completed. The Company issued and sold 45,000,000 Class A Ordinary Shares to the Investors and received gross proceeds of approximately US$9.9 million, before deducting offering expenses.

This Report on Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on January 28, 2026 (Registration No. 333-293015), as amended and Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on March 6, 2026 (Registration No. 333-294113), as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Global Mofy AI Limited

Date: November 6, 2026	By:	/s/ Haogang Yang
	Name:	Haogang Yang
	Title:	Chief Executive Officer and Chairman of the Board of Directors

2